

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 22, 2015

<u>Via Email</u>
Mr. Philip R. Mays
Chief Financial Officer
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, NY 11050

> **Re: Cedar Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 19, 2015**
> **Form 10-Q for the quarterly period ended June 30, 2015**
> **Filed August 6, 2015**
> **File No. 001-31817**

Dear Mr. Mays:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities